Filed by Queens County Bancorp, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Queens County Bancorp, Inc.
                                                     Commission File No. 0-22278


                           QUEENS COUNTY BANCORP, INC.
                                       AND
                               HAVEN BANCORP, INC.

                             are combining to create

                        NEW YORK COMMUNITY BANCORP, INC.

Queens County Bancorp, Inc.                                        Haven Bancorp


Queens County Bancorp, Inc.
Forward Looking Statements

         Queens County Bancorp and Haven Bancorp will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Haven Bancorp will be available free of charge from Haven Bancorp, 615 Merrick Avenue, Westbury, New York 11590. Documents filed with the SEC by Queens County Bancorp will be available without charge from the Vice President, Investor Relations, Queens County Bancorp, 38-25 Main Street, Flushing, New York 11354.

The directors, executive officers, and certain other members of management of Queens County Bancorp and Haven Bancorp may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available at the addresses provided in the preceding paragraph.

       Safe Harbor Provisions of the Private Litigation Reform Act of 1995
       -------------------------------------------------------------------

Certain statements contained within this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by their reference to future periods and include, without limitation, those statements relating to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis. In addition, factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the companies' operations, pricing, and services. The company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

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

Queens County Bancorp, Inc.
Key Transaction Terms

Fixed Exchange Ratio:             1.04 QCSB shares per HAVN share

Price per HAVN share:             $18.85(1)

Transaction Value:                $196 million(1)

Implied Market Premium:           4.0%(2)

New Company Name:                 New York Community Bancorp, Inc.
                                  ("NYCB")

Headquarters:                     Westbury, New York

HAVN Board Representation:        3 of 11 seats on NYCB Board

Chairman, President & CEO:        Joseph R. Ficalora


(1) Based on QCSB share price as of close June 27, 2000
(2) Premium to HAVN June 27, 2000 closing price.


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

Queens County Bancorp, Inc.
Key Structural Terms

Transaction Structure:                Purchase
                                      Tax-free exchange
                                      19.9% stock option granted to QCSB

Ownership Split:                      68% QCSB / 32% HAVN(1)

Stock Buyback:                        Up to 20% of the shares issued in the
                                      transaction(2)

Expected Closing:                     4Q 2000

Estimated Merger-Related Charges:     $31 million (pre-tax)

Estimated Annual Cost Savings:        $14 million (pre-tax) - $8.5 million
                                      (after- tax)

Due Diligence:                        Completed

Required Approvals:                   QCSB and HAVN Shareholders Regulatory


(1) Excludes the impact of any share repurchases.
(2) Under certain circumstances, shares of HAVN may be purchased.


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

Queens County Bancorp, Inc.
New York Community Bancorp, Inc.

                        New York Community Bancorp, Inc.

   Traditional Branch Banking                     Supermarket Branch Banking
                     Haven                                 CFS and
    QCSB          Traditional                            Supermarket
                    Branches                               Branches


o Retain dual charters and operational flexibility
o NYCB structure allows for continued consolidation opportunities without "branding" issues


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

Queens County Bancorp, Inc.
New York Community Bancorp, Inc.

o New York Community Bancorp, Inc. will be a full service financial institution with strong deposit gathering, fee generation and high quality loan origination capabilities

o   19 traditional and 62 supermarket branches throughout New York MSA

o Haven Bancorp's proven ability to generate fee income will be extended into the Queens County customer base

o New York Community Bank will have consolidated assets of $5.1 billion, loans of $3.5 billion and deposits of $3.2 billion, as estimated prior to restructuring

Queens County Bancorp, Inc.
Transaction Rationale

o Enables cost effective expansion of high quality multi-family loan production

o   Replaces wholesale borrowing with lower cost deposit funding

o   Strong additions to management

o   Potential to increase fee income at Queens County

o Addresses HAVN balance sheet risks through purchase accounting and restructuring

o   Fairly priced

o   Financially attractive

Queens County Bancorp, Inc.
Compelling Balance Sheet Fit


               QCSB                                     HAVN
               Loans                                  Deposits

                             [graphic omitted]

                 Balanced, self-funding, growing franchise


o   Strong loan origination capability funded by solid deposit gatherer
o   Improved market share in Queens
o   Broader, more economically diversified branch network
o 80% pro forma loan/deposit ratio provides significant opportunity to grow the loan portfolio

Queens County Bancorp, Inc.
Overlapping Geographic Franchise


                                [graphic omitted]

Queens County Bancorp, Inc.
HAVN Supermarket Branch Franchise

o   Proven and effective means of deposit growth

o   Will rationalize franchise in the transaction

o   Strong fee income generation capability

o Supermarket franchise turning profitable, with strong deposit and earnings growth potential

         - 62 stores opened since 1996
         - Average age of 2.25 years

                                [graphic omitted]


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

Queens County Bancorp, Inc.
Attractive Combined Branch Franchise

(Dollars in millions; data as of or for the quarter ended 3/31/00)


                                     Core       Non-Core
                                     ----       --------
                                      NY         CT/NJ         Total
                                     ----       --------       -----
Traditional Branches
---------------------------------
QCSB                                   11            -            11
    Deposits                      $ 1,053            -       $ 1,053
    Cost                            3.96%            -         3.96%

HAVN                                    8            -             8
    Deposits                      $ 1,252            -       $ 1,252
    Cost                            3.66%            -         3.66%

Supermarket Branches
---------------------------------
Pathmark                               38            -            38
Shoprite                                5           12            17
Other                                   4            3             7
                                   ------       ------        ------

    Total supermarket branches         47           15            62
    Deposits                      $   748       $  151       $   899
    Cost                            4.33%        4.83%         4.42%

Total Combined Deposits           $ 3,053       $  151       $ 3,204
Weighted Average Cost               3.95%        4.83%         4.00%


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

Queens County Bancorp, Inc.
Improved Position in Core Queens Market

                                                                         QUEENS
                                                          TOTAL          MARKET
RANK    INSTITUTION                                      DEPOSITS        SHARE
--------------------------------------------------------------------------------

 1      CHASE MANHATTAN CORP. (NY)                      $ 4,102           14.3%
 2      CITIGROUP INC. (NY)                               3,124           10.9
 3      ASTORIA FINANCIAL CORP. (NY)                      2,915           10.2
 4      NORTH FORK BANCORP (NY)                           2,598            9.1
 5      GREENPOINT FINANCIAL CORP. (NY)                   2,299            8.0
 6      NEW YORK COMMUNITY BANK (NY)                      2,277            8.0
 6      HSBC HOLDINGS, PLC (FO)                           1,991            7.0
 7      HAVEN BANCORP (NY)                                1,178            4.1
 8      RIDGEWOOD SAVINGS BANK (NY)                       1,133            4.0
 9      QUEENS COUNTY BANCORP INC. (NY)                   1,099            3.8
10      INDEPENDENCE COMM. BANK CORP. (NY)                  876            3.1

            TOTALS: QUEENS, NY                          $28,617          100.0%


Source: SNL Branch Migration DataSource as of June 30, 1999


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

Queens County Bancorp, Inc.
Changing the Competitive Landscape for NY Thrifts

(Dollars in millions)

                                                          TOTAL          MARKET
RANK    INSTITUTION                                      DEPOSITS        SHARE
--------------------------------------------------------------------------------

 1       GREENPOINT FINANCIAL CORP.                     $11,792           18.5%
 2       DIME BANCORP INC.                               11,417           18.0
 3       ASTORIA FINANCIAL CORP.                          9,497           14.9
 4       EMIGRANT BANCORP, INC.                           4,479            7.0
 5       APPLE BANK FOR SAVINGS                           4,460            7.0
 6       ROSLYN BANCORP INC.                              4,257            6.7
 7       INDEPENDENCE COMM. BANK CORP. (NY)               3,439            5.4
 8       NEW YORK COMMUNITY BANK                          3,012            4.7
 8       HAVEN BANCORP                                    1,844            2.9
 9       STATEN ISLAND BANCORP INC.                       1,821            2.9
10       RIDGEWOOD SAVINGS BANK                           1,811            2.8
12       QUEENS COUNTY BANCORP INC.                       1,168            1.8

         TOTAL                                          $63,583          100.0%


Source: SNL Branch Migration DataSource as of June 30, 1999.
N.B. Market served is defined as Kings, Nassau, New York, Queens, Richmond,
     Rockland, Suffolk and Westchester counties.


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

Queens County Bancorp, Inc.
Potential to Increase Fee Income at QCSB

o   HAVN has demonstrated ability to generate fee income

o   The combined company will offer several fee-generating products including:

        - Insurance

        - Annuities

        - Brokerage

        - Mutual funds

        - Single-family mortgages

o No revenue enhancements assumed in financial projections, although clear potential exists

Queens County Bancorp, Inc.
Restructuring Plan

1)  Reduction of securities and 1-4 family mortgage portfolios

       o Sell $1 billion; run-off or sell remainder in future periods

       o Proceeds used to fund higher yielding multi-family loan production, pay down borrowed funds and fund disposition of sold or closed branches

2)  Focus on core franchise - sell CT and NJ supermarket branches

3) Repurchase up to 20% of the shares issued in the transaction subject to market conditions

       o Leverage excess capital as attractive opportunities arise

4) Mark-to-market balance sheet to absorb current embedded losses up front, enhances future period earnings

5) Retain Haven's Westbury headquarters as base for combined company - attractive tax benefits


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

Queens County Bancorp, Inc.
Fairly Priced

                                                           Comparable Medians
                                                         -----------------------
                                  Transaction            Northeast      All US
                                   Multiples             Thrift(1)     Thrift(2)
                                  -----------            ---------     ---------
Price as Multiple of:
  LTAM Normalized EPS                11.8x                 18.6x         19.5x
  Forward EPS                         8.4                  18.1          18.9

Book Value                            1.68                  1.53          2.21

Tangible Book Value                   1.70                  1.53          2.80

Premium to Deposits                   3.8 %                 8.1 %        17.0 %

Premimum to Market (30 days)          3.4 %                33.3 %        52.5 %



(1) Northeast thrift transactions since January 1, 1999
(2) All thrift transactions ($100 - $500 million) since January 1, 1999
Source: Salomon Smith Barney


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

Queens County Bancorp, Inc.
Financially Attractive

(Dollars in millions, except per share amounts)

                                                                  Projected
                                                             2001          2002
                                                            ------        ------
QCSB Stand-Alone (1)                                         $35            $39
HAVN Stand-Alone (2)                                          23             25

Cost Savings                                                   4              7
Purchase Acctg./Restr. Impact                                 10              6
Goodwill Amortization                                         (6)            (6)

        Pro Forma Net Income                                 $66            $70

Stand-Alone EPS                                            $1.95          $2.16
Pro Forma EPS                                               2.47           2.63
        % Accretion                                         26.8%          21.7%

Stand-Alone Cash EPS                                       $2.64          $2.86
Pro-Forma Cash EPS                                          2.74           3.17
        % Accretion                                          3.8%          10.8%

ROAA                                                        1.62%          1.68%
ROACE                                                       20.5           20.0

Avg. Diluted Shares Outstanding (3)                        26.8           26.8


(1) Based on IBES estimates (as of May 17, 2000) of $1.95 for 2001 grown at IBES long term growth rate of 11% for 2002.
(2) Based on IBES estimates (as of May 17, 2000) of $2.51 for 2001 grown at IBES long term growth rate of 9% for 2002.
(3) Includes effect of 20% repurchase at transaction price.


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

Queens County Bancorp, Inc.
Due Diligence Review

o   HAVN's management and franchise are well known to QCSB

o   QCSB has held periodic discussions with HAVN over the past several years

o   Prior to announcing this transaction, QCSB:
       - Completed extensive due diligence involving all members of senior management
       - Reviewed all major contracts
       - Reviewed appropriate samples of HAVN's multi-family and commercial loan portfolios
       - Contracted third party loan review teams to re-underwrite appropriate sample of HAVN's 1-4 family mortgage portfolio
       - Valued the loan and securities portfolio to reflect current interest rates

o QCSB's management team is confident it can effectively and smoothly manage merger integration and obtain expected cost savings

Queens County Bancorp, Inc.
An Exciting Opportunity

o   Excellent addition to existing and new markets

o   Lower cost of funding for QCSB loan growth

o   Strong management additions

o   Adds attractive fee income products

o   Balance sheet risks addressed up front

o   Fairly priced

o   Financially attractive

                     Exciting opportunity for Queens County
                         and Haven Bancorp shareholders

                                    APPENDIX

                       Supplemental Financial Information

Queens County Bancorp, Inc.
Pro Forma Projected Balance Sheet


(Dollars in millions)


                                     Projected at 12/31/00        Purchase & (1)      Combined          Pro Forma Projected
                                ------------------------------    Restructuring       Pro Forma       ------------------------------
                                 QCSB        HAVN       Total      Adjustments        31-Dec-00          2001 (2)        2002 (2)
------------------------------------------------------------------------------------------------------------------------------------

Securities                       $213        $950      $1,163          ($58)           $1,104              $679          $155
Net Loans                       1,744       1,805       3,549        (1,071)            2,478             2,899         3,637
Goodwill                          ---           1           1           127               128               121           115
Other assets                      118         210         328            31               359               385           368
                               ------      ------      ------        -------           ------            ------        ------
 Total assets                   2,076       2,966       5,042          (972)            4,070             4,083         4,275
                               ======      ======      ======        =======           =======           ======        ======

Deposits                        1,093       2,151       3,244          (156)            3,088             3,088         3,211
Borrowed funds/other              831         706       1,536          (863)              674               659           696
                               ------      ------      ------        -------           ------            ------        ------
Total liabilities               1,924       2,857       4,780        (1,019)            3,761             3,746         3,908
Common equity                     152         109         261            47               309               337           367
                               ------      ------      ------        -------           ------            ------        ------
 Total Liabilities & Equity    $2,076      $2,966      $5,042         ($972)           $4,070            $4,083         4,275
                               ======      ======      ======        =======           =======           ======        ======

Loan/Deposits                   160.3 %      84.7%      110.2%          ---              80.6%             94.4%        114.0%
Tangible common equity           7.33        3.65        5.16           ---              4.58              5.44          6.07
Tier 1                          15.20        11.5       13.25           ---             13.29             14.73         15.57
Leverage ratio                  10.17        6.04        7.74           ---              7.88              8.72          9.19

(1) QCSB Estimates
(2) Includes impact of 20% stock repurchase


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